CARIBBEAN AMERICAN HEALTH RESORTS INC.

June 9, 2005
Re: 8-K Amendment

Mr. David Burton

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, NW	Mail Stop 6010

Washington, DC 20549

Dear Mr. Burton:

Enclosed is the 8-K amendment, with changes as directed by your letter dated June 6, 2005.

CAHR/Vital Health is complying with SEC comment 1, by adding language (Italics) to Item 4.01(ii), which now states:

For the two most recent fiscal years and any subsequent interim period through Todd Beutel’s termination on May 20, 2005, there has been no disagreement between the Company and Todd Beutel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Todd Beutel would have caused it to make a reference to the subject matter of the disagreement in connection with its reports.

CAHR/Vital Health is complying with SEC comment 2, by adding language (Italics) to Item 4.01(iii), which now states:

Todd Beutel’s audit report for either of the past two years contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles, except for the going concern opinion issued in the audit report.

CAHR/Vital Health is complying with SEC comment 3, by including an updated Exhibit 16 letter from the former accountant, stating he agrees with CAHR/ Vital Health’s Item 304 disclosures.

Sincerely,

/s/ Hal Martin

Hal Martin

CEO

HM: sl

Corporate Headquarters

9454 Wilshire Boulevard ? Suite 600 ? Beverly Hills, CA 90212 ? Telephone (310) 278-3108 ? Fax (310) 860-1882 ? (800) 498-7716

e-mail info@cahrinc.com ? website www.cahrinc.com ? Nasdaq: CAHR.OB